PRESS RELEASE

Aya Gold & Silver Acquires Strategic Exploration Portfolio in Morocco
Adds 259 km² of Prospective Exploration Ground Across Three Distinct
Exploration Projects

Montreal, Quebec, August 6, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) is pleased to announce the acquisition of a strategic exploration portfolio comprising three mining licenses and 18 exploration permits covering approximately 259 km² of land across three distinct exploration projects, within highly prospective and underexplored mineral belts in Morocco (the "Portfolio").
The acquisition complements the Company's existing asset base, further consolidating its exploration footprint in Morocco, including the regional area surrounding the Zgounder operation and beyond it. It strengthens the Company's district-scale exploration strategy while expanding its exposure to precious, base, and critical metal opportunities.
Project Highlights
Portfolio Acquisition: 259.1 km² of prospective ground across three exploration projects
•Zagora project: 158.6 km² across 11 exploration permits, prospective for Ni-Co-Pb-Zn-Ag-Au mineralization.
•Agadir-Melloul project: 68.5 km² across three mining licenses and five exploration permits, prospective for Cu-Ag-Au and rare earth element mineralization.
•Goulmim project: 32.0 km² across two exploration permits, prospective for Pb-Ag-Cu-Au mineralization.
•Phased greenfield exploration program designed to rapidly assess discovery potential and prioritize targets for follow-up work.

“This acquisition reinforces Aya’s first-mover advantage in Morocco and advances our strategy of building one of the largest exploration portfolios in the country.
"In 2026, we have expanded our land package from approximately 732 km² to more than 991 km², representing an increase of 35.4%. We continue to secure district-scale positions early, consolidate highly prospective mineral belts and build a pipeline of exploration opportunities that have the potential to unlock future discoveries and support Aya’s next phase of long-term growth.” said Benoit La Salle, President & CEO.
Portfolio Overview
The Portfolio comprises three mining licenses and 18 exploration permits covering approximately 259 km² across three distinct exploration projects (Figure 1) with significant potential for mineralization and for further land consolidation. The following sections summarize the geology and exploration potential of each project area.
Figure 1: Localization of the different projects of Aya Gold & Silver
Zagora
Located 40 km South of the Bou-Azzer Inlier, the Zagora permit block comprises Lower and Upper Ordovician sedimentary rocks separated by an east-west to northeast-trending contact and crosscut by a northeast-trending Triassic dolerite dyke (Figure 2 and 3). The geological setting presents potential for Ni, Co, Pb, Zn, Ag and Au mineralization, supported by field observations of pentlandite, galena, sphalerite, chalcopyrite and historical cobalt showing in the district. The land package consists of 11 research permits totalizing an area of 158.6 km2.

Figure 2: Zagora project with Regional Geology

Figure 3: Zagora project with Aster Bare Earth Mineral Ratios

Agadir-Melloul
The Agadir-Melloul property consists of three mining licenses and five research permits, covering 68.5 km2 separated into two distinct blocks (Figure 4 and 5). The northern block comprises Adoudounian dolomites overlain by the Taliwine Formation, both covered by Lower Cambrian sedimentary rocks and limestones. The Adoudounian formation hosts significant Cu-Ag mineralization across the Anti-Atlas, including the Tizert deposit. The southern block comprises Paleoproterozoic felsic intrusions surrounded by schists and gneisses and crosscut by northeast- and east-west-trending mafic dykes. The felsic intrusions belong to an alumino-potassic magmatic suite described as Tazenakht-type, host rocks of the Açdif gold mineralization within the Zenaga Inlier. The district present potential of sedimentary hosted copper mineralization, vein type Cu-Au-Ag as well as REE in the intrusive bodies.

N
GOLD & SILVER
Agadir-Melloul
Kingdom of Morocco
0
2
4
6
km
Simplifies Geology
Sedimentary Rocks
Lower Cambrian
Precambrian - Taliwien Series
Precambrian - Lower Adoudounian
Volcanic Rocks
Precambrian - Felsic Volcanic Series
Intrusive Rocks
Precambrian - Leucocrate Granite
Precambrian - Porphyric Granites and Orthogneiss
Metamorphic Rocks
Precambrian - Schistes and Gneiss

Figure 4: Agadir-Melloul project with Regional Geology

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GOLD & SILVER
Agadir-Melloul
Kingdom of Morocco
Aster Bare Earth+ Mineral Ratios
Ferric Iron Index
Clay Index
Carbonate Index
0
2
4
6
km

Figure 5: Agadir-Melloul project with Aster Bare Earth Mineral Ratios

Goulmim
The Goulmim project of 32 km2 in two contiguous research permits, located east of the Bas Drâa Inlier, comprises a Lower Ordovician sedimentary sequence in the central area, surrounded by Middle Cambrian volcano-sedimentary rocks (Figure 6 and 7). The contact between these units is comparable to the geological framework of the Elios target at the Boumadine Project and indicates potential for Pb, Ag, Cu, and Au mineralization.

N
GOLD & SILVER
Goulmim
Kingdom of Morocco
Simplified Geology
Sedimentary Rock
Upper Ordovician
Lower Ordovician
Middle Cambrian
Lower Cambrian
Precambrian - Lower Adoudounian
Volcanic Rock
Precambrian Ouarzazate Series
0
2
4
6
km

Figure 6: Goulmim project with Regional Geology

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GOLD & SILVER
Goulmim
Kingdom
of Morocco
Aster Bare Earth+ Mineral Ratios
Ferric Iron Index
Clay Index
Carbonate Index
0
2
4
6
km

Figure 7: Goulmim project with Aster Bare Earth Mineral Ratios
Next Steps
Over the next 18 to 24 months, we will engage with greenfield exploration to quickly access the potential for discoveries. We will be carrying, some stream sediments geochemistry, high resolution hyperspectral study as well as some mapping and prospecting. Results from this phase will inform the need for further work like geophysics and drilling.
Transaction
The Portfolio was acquired for a total consideration of MAD 10 million, consisting of cash and an assumption of debt. In addition, the sellers are entitled to milestone payments based on future resource and development milestones, and a 2% net smelter return royalty on future commercial production from the Portfolio, which may be repurchased in whole or in part by the Company under certain predetermined conditions. Certain customary post-closing administrative formalities in Morocco remain in progress.

Qualified Persons
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, P. Geo, Vice-President, Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statement
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the Company's mining assets development and expansion potential; the potential of the Zagora, Agadir-Melloul, and Goulmim projects and districts, including their prospective mineralization, future land consolidation, geological and exploration potential; the Company's planned phased greenfield exploration program; the potential to assess discovery potential and prioritize exploration targets on the acquired properties; Aya's strategy to build one of the largest exploration portfolios on Morocco; the pipeline of exploration opportunities and their potential to unlock future discoveries and support Aya's next phase of long-term growth; the completion of the post-closing administrative Moroccan formalities with respect to the acquired properties and timing thereto; the comparison between any targets of the Company's Boumadine project and the acquired properties; the next steps and timing for the exploration and development of the acquired properties, including the greenfield exploration program, studies and mapping; any further work to be accomplished after the first phase of exploration on the acquired properties; the Company's strategy, objectives, targets, and projections with regards to its mining assets; and the Company’s future operating results, economic performance, and objectives.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include without limitation, assumptions regarding development and exploration activities; the Company's ability to accomplish all post-closing administrative formalities in Morocco with respect to the acquired properties and timing thereto; the timing, extent, duration and economic viability of its operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof; Aya's ability to execute on its plans relating to the newly acquired properties; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel, oil and electricity); availability of gas, fuel, and oil; restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Company’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; weather disruptions; general economic conditions; commodity prices and exchange rate risks; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; climate risks; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; asset impairment (or reversal) potential, being consistent with the Company’s current expectations; the inherent risks involved in exploration and development of mineral properties; and other risks described in the Company’s documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.